UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-42817

eastern international Ltd.

(Translation of registrant’s name into English)

Suite 901-903, 9th Floor, Building #2, Qianwan Zhigu

Chuanhua Smart CenterScience and Technology City Block

Xiaoshan Economic and Technological Development Zone

Xiaoshan District, Hangzhou, Zhejiang Province, China 311231

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This current report on Form 6-K is being filed to disclose the home country rule exemption of Eastern International Ltd. (“we”, “our”, “us” or the “Company”) that it intends to disclose in its annual report on Form 20-F for the fiscal year ended March 31, 2026.

As a company incorporated in the Cayman Islands that is listed on Nasdaq Capital Market (“Nasdaq”), the Company is subject to Nasdaq corporate governance listing standards. Under Nasdaq rules, a foreign private issuer may, in general, follow its home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, we elected to be exempt from the requirements as follows:

(a)	Nasdaq Marketplace Rule 5620(a) requires that each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end; and

(b)	Nasdaq Marketplace Rule 5635(a) requires shareholder approval for the issuance of securities in connection with the acquisition of the stock or assets of another company; and

(c)	Nasdaq Marketplace Rule 5635(c) requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees; and

(d)	Nasdaq Marketplace Rule 5635(d) requires shareholder approval prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (a) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (b) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement.

Ogier, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to comply with above-mentioned requirements.

Except for the foregoing, there is no significant difference between our corporate governance practices and what the Nasdaq requires of domestic U.S. companies.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2025

Eastern international LTD.

By:	/s/ Albert Wong
Name:	Albert Wong
Title:	Chief Executive Officer

3